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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G
                                (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                         (Amendment No.            )(1)


                           The Toronto Dominion Bank
--------------------------------------------------------------------------------
                                (Name of Issuer)


                               Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  891160509
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                January 1999
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [x]  Rule 13d-1(c)

          [_]  Rule 13d-1(d)


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13G-07/98)




CUSIP No. 891160509              13G                    Page 2 of 7 Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

AIC Limited
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

AIC Limited - Incorporated under the laws of Ontario, Canada
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER
   SHARES            Nil
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER
  OWNED BY          15,226,600*
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER
  REPORTING         Nil
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER
    WITH            15,226,600*

________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,226,600*

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

         Not applicable             [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.1% of outstanding common shares*

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

         IA
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


          *  See item 2(a)





CUSIP No. 891160509              13G                    Page 3 of 7 Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Michael Lee-Chin
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

Canadian
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER
   SHARES           Nil
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER
  OWNED BY          15,226,600*
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER
  REPORTING         Nil
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER
    WITH            15,226,600*

________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,226,600*

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

         Not applicable             [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.1% of outstanding common shares*

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

         IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


     *  See item 2(a)



CUSIP No. 891160509                 13G                    Page 4 of 6 Pages

________________________________________________________________________________
Item 1(a).  Name of Issuer:

The Toronto-Dominion Bank
________________________________________________________________________________
Item 1(b).  Address of Issuer's Principal Executive Offices:

P.O. Box 1, Toronto-Dominion Centre, Toronto, Ontario
Canada  M5K 1A2
________________________________________________________________________________
Item 2(a).  Name of Person Filing:

AIC Limited ("AIC") a corporation incorporated under the laws of
Ontario is the portfolio manager of certain accounts and the manager and trustee of certain mutual funds in Ontario (collectively the "Managed Portfolios") which are owners of record of the securities covered by this report.  AIC is qualified to act as an investment adviser to the Managed Portfolios in Ontario, Canada pursuant to a registration under the Securities Act (Ontario).  Michael Lee-Chin owns approximately
88% of the voting equity securities of AIC and consequently he may be deemed to have the power to exercise control over AIC and may be deemed to have the power to exercise or to direct the exercise of such voting and/or dispositive power that AIC may have with respect to the securities held by the Managed Portfolios, and may be deemed to be a beneficial holder of the securities held by the Managed Portfolios.
________________________________________________________________________________
Item 2(b).  Address of Principal Business Office, or if None, Residence:

1375 Kerns Road, Burlington, Ontario, Canada L7R 4X8
________________________________________________________________________________
Item 2(c).  Citizenship:

AIC Limited- Incorporated under the laws of Ontario, Canada
Managed Portfolios - certain mutual fund trusts organized under the laws of
        Ontario, Canada and certain managed accounts.
Michael Lee-Chin - Canadian
________________________________________________________________________________
Item 2(d).  Title of Class of Securities:

Common Stock
________________________________________________________________________________
Item 2(e).  CUSIP Number:

891160509
________________________________________________________________________________
Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a)  [_]  Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  [_]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  [_]  Insurance  company as defined in Section 3(a)(19) of the Exchange
               Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e)  [_]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box.   [x]




CUSIP No. 891160509               13G                    Page 5 of 6 Pages


Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:  15,226,600*

     (b)  Percent of class:  5.1%*

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote Nil,

          (ii)  Shared power to vote or to direct the vote 15,226,600*,

          (iii) Sole power to dispose or to direct the disposition of Nil.

          (iv) Shared power to dispose or to direct the disposition of 15,226,600*,

       *   See item 2(a)
________________________________________________________________________________
Item 5.  Ownership of Five Percent or Less of a Class.

Inapplicable

________________________________________________________________________________
Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable
________________________________________________________________________________
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Inapplicable
________________________________________________________________________________
Item 8.  Identification and Classification of Members of the Group.

Inapplicable

________________________________________________________________________________
Item 9.  Notice of Dissolution of Group.

Inapplicable

________________________________________________________________________________
Item 10.  Certifications.


          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.



CUSIP No. 891160509               13G                    Page 6 of 6 Pages


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 22, 1999

AIC LIMITED


By:  /s/Jonathan Wellum                                 03/22/99
     Jonathan Wellum, President                         Date


MICHAEL LEE-CHIN


By:  /s/Jonathan Wellum                                 03/22/99
     Jonathan Wellum                                    Date

     Under Power of Attorney dated 03/22/99


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

POWER OF ATTORNEY

The undersigned does hereby appoint Jonathan Wellum and W. Neil Murdoch, and each of them, acting singly, with full power of substitution, as the true and lawful attorney of the undersigned, to sign on behalf of the undersigned in respect of the ownership of equity securities held by the undersigned, directly or beneficially, and to be reported pursuant to sections 13(d) and 13(g) of the Securities and Exchange Act of 1934, as amended, and to execute joint filing agreements with respect to such filings.

IN WITNESS WHEREOF, this Power of Attorney, has been executed as of the 22nd day of March, 1999.

/s/Michael Lee-Chin
Michael Lee-Chin


JOINT FILING AGREEMENT

The persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of The Toronto Dominion Bank and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned hereby execute this agreement as of the 22nd day of March, 1999.

AIC Limited


By  /s/Jonathan Wellum
    Jonathan Wellum, President


MICHAEL LEE-CHIN


By:  /s/Jonathan Wellum
     Jonathan Wellum

     Under Power of Attorney dated 03/22/99